SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Del Taco Restaurants, Inc.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities) 245496 104
(CUSIP Number) Stanley H. Meadows, P.C., Esq.
Heidi Steele, Esq.
McDermott Will & Emery LLP
227 W. Monroe, Suite 4700
Chicago, IL 60606
(312) 372-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 245496 104	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Levy Acquisition Sponsor, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 6,833,404
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,833,404
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,833,404
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 15.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 245496 104	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Levy Family Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,524,000
	8	SHARED VOTING POWER 6,833,404
	9	SOLE DISPOSITIVE POWER 1,524,000
	10	SHARED DISPOSITIVE POWER 6,833,404
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,357,404
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 19.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 245496 104	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Lawrence F. Levy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 8,357,404
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 8,357,404
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,357,404
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 245496 104	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Steven C. Florsheim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 8,648,404
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 8,648,404
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,648,404
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 19.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 245496 104	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Ari B. Levy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 8,648,404
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 8,648,404
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,648,404
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 19.7%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends or amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on November 22, 2013, as amended by the Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the Commission on November 25, 2013 and the Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the Commission on March 18, 2015 (the “initial Schedule 13D”). Capitalized terms used in this Amendment No. 3 but not otherwise defined herein have the meanings given to them in the initial Schedule 13D.

Except as otherwise set forth herein, this Amendment No. 3 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D as amended to date.

Item 4.	PURPOSE OF THE TRANSACTION

On June 30, 2015, Levy Acquisition Sponsor, LLC (the “Sponsor”) transferred an aggregate of 1,906,219 Founder Shares (including 476,555 Founder Shares which are subject to forfeiture if certain trading prices of the Common Stock are not met (“Founder Earnout Shares”)) to certain third party investors at a price of approximately $0.006 per share upon consummation of the transactions contemplated by the Agreement and Plan of Merger, dated March 12, 2015, by and among the Issuer, its wholly-owned subsidiary, Levy Merger Sub, LLC, and Del Taco Holdings, Inc. (“DTH”) (the “Merger Agreement”). The Merger Agreement is included as an exhibit to this filing.

On June 30, 2015, the Issuer consummated the transactions contemplated by the Merger Agreement. In connection therewith, the Issuer changed its name to Del Taco Restaurants, Inc., and Levy Epic Acquisition Company, LLC (“Newco”) and Levy Epic Acquisition Company II, LLC (“Newco II”) received an aggregate of 3,171,000 shares and 8,829,000 shares of Del Taco Restaurants, Inc.’s common stock, respectively. The manager of Newco and Newco II was Levy Family Partners, LLC, a Reporting Person which is also the manager of the Sponsor. Lawrence Levy and Ari Levy, who are directors of Del Taco Restaurants, Inc. and Reporting Persons, and Steven Florsheim, who is a former officer and director of the Company and a Reporting Person, are managers of Levy Family Partners, LLC.

On July 1, 2015, Newco and Newco II dissolved and distributed all of their shares of common stock in Del Taco Restaurants, Inc. to their respective members. In connection therewith, Levy Family Partners, LLC, a Reporting Person, received an aggregate of 1,524,000 shares of Del Taco Restaurants, Inc. common stock from Newco II. In addition, SABA Investment Partners, LLC, Series 17 received an aggregate of 291,000 shares of Del Taco Restaurants, Inc. common stock from Newco. Ari Levy, a director of Del Taco Restaurants, Inc. and a Reporting Person, and Steven Florsheim, a former officer and director of the Company and a Reporting Person, are executive officers of SABA Investment Partners, LLC, Series 17.

Prior to the closing of the transactions contemplated by the Merger Agreement, the Sponsor advanced to the Company $912,451.22 in working capital loans. At the closing of the transactions contemplated by the Merger Agreement, the Sponsor converted $389,623 of these loans into 389,623 Private Placement Warrants.

Concurrent with the closing of the transactions contemplated by the Merger Agreement, the Issuer became bound by the terms of the Stockholders Agreement executed on March 12, 2015 by certain stockholders of DTH, the Issuer and affiliates of the Sponsor, including the Reporting Person (the “Stockholders Agreement”). Pursuant to the terms of the Stockholders Agreement, certain stockholders of the Issuer following the effective time of the Merger are bound by restrictions on the transfer of their common stock in the Company. Furthermore, the Issuer has agreed that certain stockholders of the Issuer (including the Reporting Persons), upon the consummation of the Merger, shall have certain registration rights whereby the Issuer will be obligated to register their stock with the Securities and Exchange Commission. In connection with entering into the Stockholders Agreement effective upon the closing of the Merger Agreement, the parties to that certain Registration Rights Agreement (the “RR Agreement”), dated as of November 13, 2013, by and among Levy Acquisition Sponsor, LLC, Howard Bernick, Greg Flynn, Marc Simon and Craig Duchossois, former directors of the Issuer, agreed to terminate the RR Agreement and their rights and obligations thereunder. The Stockholders Agreement may terminate in certain limited circumstances.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

The information set forth above in Item 4 to this Amendment No. 3 is incorporated herein by reference.

As a result of the consummation of the transactions contemplated by the Merger Agreement, the Private Placement Warrants will become exercisable on July 30, 2015. Each Private Placement Warrant entitles the holder to purchase one share of common stock for $11.50 per share. The Sponsor owns an aggregate of 5,049,623 Private Placement Warrants. Shares issuable upon exercise of the Private Placement Warrants are included in the number of shares beneficially owned by each Reporting Person as set forth on the cover page of this Amendment No. 3. The Private Placement Warrants will expire five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation. The Private Placement Warrants (including the shares of common stock issuable upon exercise of the Private Placement Warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold until 30 days after the completion of the Issuer’s initial business combination (except, among other limited exceptions, to officers and directors of the Issuer and other persons or entities affiliated with the Sponsor), and they are not redeemable by the Issuer so long as they are held by the Sponsor or its permitted transferees.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth above in Item 4 to this Amendment No. 3 is incorporated herein by reference.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as exhibits to this Schedule:

Exhibit	Description
1	Agreement and Plan of Merger, dated March 12, 2015, by and among the Issuer, its wholly-owned subsidiary, Levy Merger Sub, LLC, and Del Taco Holdings, Inc. (filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (File No. 001-36197), filed with the SEC on March 12, 2015, and incorporated by reference herein).

2	Stockholders Agreement of the Issuer (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K of Issuer filed with the SEC on March 12, 2015).

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 9, 2015

LEVY ACQUISITION SPONSOR, LLC
By:	/s/ Ari B. Levy*
Name: Ari B. Levy
Its: President

LEVY FAMILY PARTNERS, LLC
By:	/s/ Ari B. Levy*
Name: Ari B. Levy
Its: Manager

/s/ Lawrence F. Levy*
Lawrence F. Levy

/s/ Ari B. Levy*
Ari B. Levy

/s/ Steven C. Florsheim*
Steven C. Florsheim

* By:	/s/ Zachary Swartz
Name: Zachary Swartz
Attorney-in-Fact